Exhibit (g)(1)(iii)

Domestic Custody Fees

Prepared for ProFunds and Access One Trust

Net Asset Value Fee

To be computed as of month-end on the monthly average net asset value of all series of ProFunds and Access One Trust at the annual rate of 1.50 basis points

Out-of-Pocket Expenses

Out-of-pocket expenses include, but are not limited to, security transfer fees, certificate fees, shipping/courier fees or charges, bank DDA service charges, FDIC insurance premiums, proxy fees/charges, legal review/processing of restricted and private placement securities, custom programming charges, and expenses, including but not limited to attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider to the funds.

This fee schedule pertains to custody of U.S. domestic assets only. We will provide our fee schedule for Euroclear and global custody upon request.

This fee schedule (a) replaces in its entirety the current Domestic Custody Fees schedule to the Custody Agreement dated November 6, 1997, as amended, among UMB Bank, N.A., ProFunds and Access One Trust (“Custody Agreement”), (b) is effective as of April 1, 2015 for the period April 1, 2015 to March 31, 2018, and (c) thereafter shall continue automatically in effect for successive one year periods unless terminated by ProFunds and Access One Trust in their sole discretion. Except as specifically amended hereby, all of the terms and conditions of the Custody Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

Fees for services not contemplated by this fee schedule will be negotiated on a case-by-case basis.

PROFUNDS		UMB BANK, N.A.

By:	/s/ Todd B. Johnson	By:	/s/ Michael Kaufhold
Name: Todd B. Johnson		Name: Michael Kaufhold
Title: President		Title: Vice President
Date:		Date:

ACCESS ONE TRUST

By:	/s/ Todd B. Johnson
Name: Todd B. Johnson
Title: President
Date: